SEC 1745 (02-02)   Potential  persons  who  are  to  respond  to  the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 Lincoln Bancorp
                                (Name of Issuer)

                         Common Stock, without par value
                         (Title of Class of Securities)

                                   532879 10 3
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]      Rule 13d-1(b)
[ ]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 532879 10 3
--------------------------------------------------------------------------------

               1.   Names of Reporting Persons.

                    I.R.S. Identification Nos. of above persons (entities only). Lincoln Bancorp Employee Stock Ownership Plan and Trust,
                    ------------------------------------------------------------
                    I.R.S. Identification No. 35-2064316
                    ------------------------------------------------------------

               2. Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a) N/A
                        --------------------------------------------------------
                    (b)
                        --------------------------------------------------------

               3.   SEC Use Only
                                ------------------------------------------------


               4.   Citizenship or Place of Organization        Indiana
                                                          ----------------------


               5.   Sole Voting Power                  0
                                        ----------------------------------------


Number of      6.   Shared Voting Power                553,833
Shares                                   ---------------------------------------
Beneficially
Owned by       7.   Sole Dispositive Power                  0
Each                                        ------------------------------------
Reporting
Person With
               8.   Shared Dispositive Power      553,833
                                             -----------------------------------

               9. Aggregate Amount Beneficially Owned by Each Reporting Person 553,833 Shares
                    ------------------------------------------------------------

               10.  Check  if  the  Aggregate Amount in Row (9) Excludes Certain
                    Shares (See Instructions)    N/A
                                              ----------------------------------


               11.  Percent of Class Represented by Amount in Row (9)   12.6%
                                                                      ----------

               12.  Type of Reporting Person (See Instructions)
                    EP
                    ------------------------------------------------------------

Item 1.

(a)  Lincoln Bancorp

(b)  1121 East Main Street, Plainfield, Indiana 46168


Item 2.

(a)  Lincoln Bancorp Employee Stock Ownership Plan and Trust

(b) c/o Home Federal Savings Bank, Trustee, 501 Washington Street, Columbus, Indiana 47201

(c)  Indiana

(d)  Lincoln Bancorp Common Stock, without par value

(e)  532879 10 3


Item 3.  If this  statement is filed  pursuant to Rule  13d-1(b), or 13d-2(b) or
         (c), check whether the person filing is a:

(f) [X] An employee benefit plan or endowment fund in accordance with ss.ss. 240.13d-1(b)(l)(ii)(F)


Item 4.  Ownership

(a)  553,833

(b)  12.6%

(c)  (i)    0
     (ii)   553,833
     (iii)  0
     (iv)   553,833


Item 5.  Ownership of Five Percent or Less of a Class

N/A


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Pursuant to the Lincoln Bancorp Employee Stock Ownership Plan and Trust Agreement, the Administrative Committee which administers the plan has the authority to direct the manner in which dividends and/or proceeds from the sale of securities are distributed.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A


Item 8.  Identification and Classification of Members of the Group

N/A


Item 9.  Notice of Dissolution of Group

N/A


Item 10.          Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                    02/06/04
                                    --------------------------------------------
                                    Date


                                    Home Federal Savings Bank, as Trustee for the Lincoln Bancorp Employee Stock Ownership Plan and Trust


                                    By: /s/ David L. Fisher
                                        ----------------------------------------
                                        David L. Fisher, Senior Vice
                                        President and Trust Officer